UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): June 8, 2015

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction	**(Commission**	**(IRS Employer**
of Incorporation)	**File Number)**	**Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

On June 8, 2015, McDonald's Corporation (the "Company") issued an Investor Release reporting the Company's May 2015 sales. The Investor Release is furnished as Exhibit 99 and is attached hereto.

Item 9.01. Financial Statements and Exhibits.

(d)   *Exhibits.*
99   Investor Release of McDonald's Corporation issued June 8, 2015:
        McDonald's Reports Global Comparable Sales For May

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: June 8, 2015   By: /s/ Denise A. Horne
                                            Denise A. Horne
                                            Corporate Vice President—Associate General Counsel
                                            and Assistant Secretary

Exhibit Index

Exhibit No. 99	Investor Release of McDonald's Corporation issued June 8, 2015: McDonald's Reports Global Comparable Sales For May

Exhibit 99



Investor Release

FOR IMMEDIATE RELEASE

06/08/15

FOR MORE INFORMATION CONTACT:

Investors: Chris Stent, 630-623-3801
Media: Heidi Barker, 630-623-3791

McDONALD'S REPORTS GLOBAL COMPARABLE SALES FOR MAY

OAK BROOK, IL - McDonald's Corporation today announced that global comparable sales decreased 0.3% in May. Performance by segment was as follows:

- **U.S. down 2.2%**
- **Europe up 2.3%**
- **Asia/Pacific, Middle East and Africa (APMEA) down 3.2%**

"McDonald's has embarked on a turnaround plan to reignite our business performance," said Steve Easterbrook, President and Chief Executive Officer. "Our talented franchisees, suppliers and employees are placing renewed emphasis on the basics of great-tasting, high-quality food, compelling value and outstanding service. Our goal is to be a modern, progressive burger company that is responsive to consumers' evolving preferences, provides a contemporary experience for our customers and drives long-term value for our system and our shareholders."

U.S. comparable sales decreased 2.2% in May reflecting negative customer traffic and ongoing competitive activity. To address its current challenges, the U.S. is working to enhance the customer experience with exciting limited-time menu and value options while testing opportunities to expand convenience, personalization and daypart availability to modernize the business.

Europe's comparable sales rose 2.3% in May as strong results in the U.K. and slightly positive performance in Germany and France were partly offset by slightly negative results in Russia. Europe's monthly performance was supported by consistent everyday value offers alongside compelling premium platforms reinforced with effective marketing and promotional execution to drive demand.

In APMEA, comparable sales declined 3.2% in May as strong performance in Australia was more than offset by continued challenges in Japan and negative performance in China. Strengthening McDonald's quality and value perceptions remains a top priority for APMEA.

Solid comparable sales in McDonald's Other Countries & Corporate segment, which includes Latin America and Canada, contributed positively to the Company's global comparable sales performance for the month.

Systemwide sales for the month decreased 7.2%, or increased 1.8% in constant currencies.

Percent Increase/(Decrease)	Comparable Sales		Systemwide Sales	
			As	Constant
Month ended May 31,	2015	2014	Reported	Currency
McDonald's Corporation	(0.3)	0.9	(7.2)	1.8
Major Segments:				
U.S.	(2.2)	(1.0)	(1.3)	(1.3)
Europe	2.3	0.4	(13.4)	5.0
APMEA	(3.2)	2.5	(8.7)	0.3
Year-To-Date May 31,				
McDonald's Corporation	(1.5)	0.7	(8.7)	0.6
Major Segments:				
U.S.	(2.4)	(1.2)	(1.6)	(1.6)
Europe	0.3	1.0	(16.1)	2.9
APMEA	(6.3)	1.6	(10.5)	(2.7)

Definitions

- Comparable sales represent sales at all restaurants, whether operated by the Company or by franchisees, in operation at least thirteen months including those temporarily closed. Some of the reasons restaurants may be temporarily closed include reimaging or remodeling, rebuilding, road construction and natural disasters. Comparable sales exclude the impact of currency translation. Comparable sales are driven by changes in guest counts and average check, which is affected by changes in pricing and product mix. Typically, pricing has a greater impact on average check than product mix. Management reviews the increase or decrease in comparable sales compared with the same period in the prior year to assess business trends.
- The number of weekdays and weekend days can impact our reported comparable sales. In May 2015, this calendar shift/ trading day adjustment consisted of one less Thursday and one more Sunday compared with May 2014. The resulting adjustment varied by area of the world, ranging from approximately -0.4% to 0.9%. In addition, the timing of holidays can impact comparable sales.
- Information in constant currency is calculated by translating current year results at prior year average exchange rates. Management reviews and analyzes business results excluding the effect of foreign currency translation and bases incentive compensation plans on these results because they believe this better represents the Company's underlying business trends.
- Systemwide sales include sales at all restaurants, whether operated by the Company or by franchisees. While franchised sales are not recorded as revenues by the Company, management believes the information is important in understanding the Company's financial performance because these sales are the basis on which the Company calculates and records franchised revenues and are indicative of the financial health of the franchisee base.

Upcoming Communications

McDonald's tentatively plans to release second quarter results before the market opens on July 23, 2015 and will host an investor webcast. This webcast will be broadcast live and available for replay for a limited time thereafter at www.investor.mcdonalds.com.

Effective July 1, 2015, McDonald's will discontinue monthly sales reporting. Moving forward, the Company will disclose sales performance for its new segments in conjunction with quarterly earnings. This new approach eliminates single-metric reporting and focuses investors on more comprehensive disclosure of the Company's overall financial performance and aligns with McDonald's longer-term vision for building shareholder value.

About McDonald's

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

Forward-Looking Statements

This release contains certain forward-looking statements, which reflect management's expectations regarding future events and operating performance and speak only as of the date hereof. These forward-looking statements involve a number of risks and uncertainties. The factors that could cause actual results to differ materially from our expectations are detailed in the Company's filings with the Securities and Exchange Commission, such as its annual and quarterly reports and current reports on Form 8-K.

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